

Entity Profile Information

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0303496	
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/09/2013
	NFA ID 0344862 **SG AMERICAS SECURITIES LLC**	
	PRINCIPAL APPROVED	08/16/2010

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0303496	
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/09/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012
NFA ID 0284126 **BAREP ASSET MANAGEMENT SA**	
PRINCIPAL ENDED WITH BANQUE DE REESCOMPTE AT DE PLACEMENT	10/23/2001
PRINCIPAL ENDED WITH SOCIETE GENERALE ASSET MANAGEMENT	05/31/2001
PRINCIPAL COMPLETE WITH SOCIETE GENERALE ASSET MANAGEMENT	09/23/1998
PRINCIPAL COMPLETE WITH BANQUE DE REESCOMPTE AT DE PLACEMENT	09/23/1998
NFA ID 0243517 **BAREP ASSET MANAGEMENT USA INC**	
PRINCIPAL ENDED WITH NEWEDGE GROUP	10/23/2001
PRINCIPAL COMPLETE WITH NEWEDGE GROUP	10/08/1992

PRINCIPAL ADDED WITH NEWEDGE GROUP   09/30/1992

NFA ID 0002905 **COWEN AND COMPANY LLC**

PRINCIPAL WITHDRAWN   04/01/2003

PRINCIPAL APPROVED   09/08/1999

NFA ID 0338032 **LYXOR ASSET MANAGEMENT SAS**

PRINCIPAL WITHDRAWN   01/13/2022

PRINCIPAL APPROVED   10/04/2012

PRINCIPAL PENDING   09/27/2012

NFA ID 0221520 **NEWEDGE USA LLC**

PRINCIPAL WITHDRAWN   01/02/2015

PRINCIPAL APPROVED   11/24/2014

PRINCIPAL PENDING   11/21/2014

NFA ID 0344862 **SG AMERICAS SECURITIES LLC**

PRINCIPAL APPROVED   08/16/2010

PRINCIPAL PENDING   08/12/2010

NFA ID 0434505 **SOCIETE GENERALE INTERNATIONAL LIMITED**

PRINCIPAL WITHDRAWN   10/16/2022

PRINCIPAL APPROVED   02/24/2016

PRINCIPAL PENDING   02/24/2016

NFA ID 0305014 **SOCIETE GENERALE NEW YORK BRANCH**

PRINCIPAL WITHDRAWN   01/22/2015

PRINCIPAL APPROVED   11/21/2000

PRINCIPAL PENDING   10/02/2000

Outstanding Requirements

Annual Due Date: 6/1/2025

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary



Business Information

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

Name	SOCIETE GENERALE S A
Form of Organization	CORPORATION
Country	FRANCE
Federal EIN	521128875
Business Address	
Street Address 1	17 COURS VALMY
City	PARIS LA DÉFENSE
Zip/Postal Code	92987 CEDEX
Country	FRANCE
Phone Number	+12122787720
Fax Number	Not provided
Email	CPLE-SWAPDEALER-WORLD@SGCIB.COM
Website/URL	HTTPS://WHOLESALE.BANKING.SOCIETEGENERALE.COM/
CRD/IARD ID	Not provided



Other Names

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

SG ENERGY IN DECOMMISSION MODE

DBA   NOT IN USE

SG OR SOC GEN

DBA   NOT IN USE

SGCIB SG CORPORATE & INVESTMENT BANK

DBA   NOT IN USE

SGSS SG SECURITIES SERVICES

DBA   NOT IN USE

SOCGEN

DBA   IN USE



Location of Business Records

Street Address 1	PLEASE SEE ADDENDUM
Street Address 2	17 COURS VALMY
City	PARIS LA DEFENSE
Zip/Postal Code	92987 CEDEX
Country	FRANCE



U.S. Address for the Production of Business Records

NFA ID 0244282 SOCIETE GENERALE S A

Office Of	SOCIETE GENERALE NEW YORK BRANCH
Street Address 1	245 PARK AVENUE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10167



Principal Information

Individual Information

NFA ID	0468636
Name	BINI SMAGHI, LORENZO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-31-2016

NFA ID	0483698
Name	CARTIER, SYLVAIN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2021

NFA ID	0519751
Name	CONNELLY, WILLIAM LEON ALFRED
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0520793
Name	CONTAMINE, JEROME MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0556956
Name	COSSA DUMURGIER, BEATRICE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-10-2023

NFA ID	0520775
Name	COTE, DIANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2019

NFA ID	0557520
Name	DE RUFFRAY, BENOIT MARIE ROBERT
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-22-2023

NFA ID	0546913
Name	DUMAS, CLAIRE ELISABETH
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2022

NFA ID	0557768
Name	EKMAN, ULRIKA MARIA MAGARETA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-15-2023

NFA ID	0532453
Name	FLEURY, ALEXANDRE DARIUS
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-05-2021

NFA ID	0457015
Name	HOUSSAYE, FRANCE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	07-15-2013
NFA ID	0493911
Name	KRUPA, SLAWOMIR
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2021
NFA ID	0537036
Name	LANDON, STEPHANE
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-29-2021
NFA ID	0497529
Name	LATTUADA, CHRISTOPHE BERNARD
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-24-2022
NFA ID	0531188
Name	MESSEMER, ANNETTE HILDEGARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-01-2020
NFA ID	0504872
Name	MUSTAPHA, HATEM
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-08-2023
NFA ID	0543268
Name	POUPART LAFARGE, HENRI
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	01-04-2022

NFA ID	0543230
Name	PRAUD, JOHAN AMAURY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-14-2021

NFA ID	0494720
Name	SCHAAPVELD, ALEXANDRA ELISABETH JOHANNA MARIA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-30-2016

NFA ID	0536723
Name	SIMON BARBOUX, GREGOIRE
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-10-2021

NFA ID	0559684
Name	VOIMENT, ALAIN ARNAUD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2023

NFA ID	0543267
Name	WETTER, SEBASTIEN MICHEL JACQUES MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-14-2021

Holding Company Information

Not provided



Principal Name and Financial Interest

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A



Non-U.S. Regulator Information

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
AUSTRALIA	AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY
AUSTRALIA	AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
AUSTRIA	FINANCIAL MARKET AUTHORITY
BELGIUM	NATIONAL BANK OF BELGIUM
FRANCE	AUTORITÉ DES MARCHÉS FINANCIERS
TURKEY	BANKING REGULATION AND SUPERVISION AGENCY OF TURKEY
TAIWAN (CHINESE TAIPEI)	BANKING BUREAU
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR)
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT
HONG KONG	SECURITIES & FUTURES COMMISSION
HONG KONG	HONG KONG MONETARY AUTHORITY
INDIA	RESERVE BANK OF INDIA
IRELAND	CENTRAL BANK OF IRELAND
ITALY	COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA (CONSOB)
ITALY	BANK OF ITALY
JAPAN	FINANCIAL SERVICES AGENCY
NETHERLANDS	DUTCH CENTRAL BANK
POLAND	POLISH FINANCIAL SUPERVISION AUTHORITY
REPUBLIC OF KOREA	BANK OF KOREA
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
SPAIN	COMISIÓN NACIONAL DEL MERCADO DE VALORES
SWEDEN	THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY
SWITZERLAN	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY

D

TAIWAN (CHINESE TAIPEI)	FINANCIAL SUPERVISORY COMMISSION
TURKEY	CAPITAL MARKETS BOARD
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 2



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



ORS
Dashboard

Search for an NFA ID   Apply for Registration

View/Update Registration   Withdraw Registration

Security   Report Center   Accounting   Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID   0244282      SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

＋ Add DMP

❓ **Archived Criminal Disclosure Matter Summary (4 DMPs)**   ⌄



Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

Court Type:

Date Filed:

COURT INFORMATION

Name of Court:

City or County: State: Country:

CASE INFORMATION

Case Number: Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

All entries per page

Search:

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON NOVEMBER 19, 2018, SOCIETE GENERALE, S.A. ENTERED INTO A DEFERRED PROSECUTION AGREEMENT WITH THE U.S. DEPARTMENT OF JUSTICE, SPECIFICALLY, THE U.S. ATTORNEYS OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK,PURSUANT TO WHICH SG CONSENTED TO THE FILING OF A ONE-COUNT INFORMATION IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, CHARGING SG WITH CONSPIRING TO VIOLATE THE TRADING WITH THE ENEMY ACT, 31 U.S.C.4303,4305,4315A, AND THE CUBAN ASSETS CONTROL REGULATIONS, 31 C.F.R. 515.201, FOR SGS ROLE IN PROCESSING CERTAIN U.S. DOLLAR TRANSACTIONS USING THE U.S. FINANCIAL SYSTEM IN CONNECTION WITH CREDIT FACILITIES INVOLVING CUBA. THE CHARGED CONDUCT TOOK PLACE FROM AT LEAST 2004 UP THROUGH AND INCLUDING 2010 AND INVOLVED SGS STRUCTURING, CONDUCTING AND CONCEALING USD PAYMENTS VIA FINANCIAL INSTITUTIONS LOCATED IN THE COUNTY OF NEW YORK. AMONG OTHER THINGS, SG MADE INACCURATE OR INCOMPLETE NOTATIONS IN WIRE TRANSFER RECORDS THAT RESULTED IN MORE THAN 2,500 SANCTIONS VIOLATING TRANSACTIONS VALUED AT CLOSE TO 13 BILLION DURING THIS PERIOD. UNDER THE TERMS OF THE DPA, SG I AGREED TO PAY 717,200,000, II STIPULATED TO A STATEMENT OF FACTS DESCRIBING THE CONDUCT AT ISSUE, AND III AGREED TO ABIDE BY CERTAIN OTHER REQUIREMENTS, INCLUDING OBLIGATIONS TO COOPERATE WITH THE DOJ, TO COMMIT NO FUTURE CRIMES UNDER FEDERAL LAWS OF THE UNITED STATES, TO ABIDE BY THE TERMS OF THE OTHER RELATED SETTLEMENT AGREEMENTS ENTERED INTO BY SG ON THE SAME DAY WITH OTHER FEDERAL AND STATE AUTHORITIES RELATED AGREEMENTS AS DESCRIBED BELOW AND OTHER EQUIVALENT ORDERS ISSUED BY SGS U.S. FEDERAL OR STATE REGULATORS RELATING TO SGS SANCTIONS OR BANK SECRECY ACT AND ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM, AND TO REPORT CERTAIN MATTERS TO THE DOJ, AMONG OTHERS OBLIGATIONS. DURING THE THREE-YEAR TERM OF THE DPA, A VIOLATION BY SG PERMITS THE DOJ, TO EXTEND THE TERM OF THE DPA BY UP TO ONE YEAR OR TERMINATE THE DPA AND MOVE FORWARD.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

< Back to Summary



ORS
Dashboard

Search for an NFA ID | Apply for Registration | View/Update Registration
Withdraw Registration | Security | Report Center | Accounting | Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

❓ Court Type:

❓ Date Filed:

COURT INFORMATION

❓ Name of Court:

❓ City or County:

CASE INFORMATION

❓ Case Number: ❓ State: ❓ Country:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

All   entries per page   Search:

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

❓ Case Status:

F) FINAL DISPOSITION

THE DOJ UNDER THE TERMS OF THE DPA, AGREED TO DEFER PROSECUTION OF SG IN CONNECTION WITH THE FCPA AND LIBOR VIOLATIONS. THE TERM OF THE DPA IS THREE 3 YEARS. SG, UNDER THE DPA AGREED ON BEHALF OF ITSELF AND ITS SUBSIDIARIES TO CERTAIN NOTICE DISCLOSURE AND COOPERATION REQUIREMENTS. FURTHER SG AGREED TO A MONETARY PENALTY OF 860552888 CONSISTING OF I A MONETARY PENALTY FOR THE FCPA VIOLATIONS IN THE AMOUNT OF 585552888 AGAINST WHICH SG RECEIVED CREDIT FOR A 500000 CRIMINAL MONETARY PENALTY AGREED TO BY SGS SUBSIDIARY SGA SOCIETE GENERALE ACCEPTANCE N.V. UNDER A PLEA AGREEMENT WITH THE DOJ AND A 292776444 PAYMENT MADE BY SG AS PART OF A CRIMINAL RESOLUTION WITH THE PARQUET NATIONAL FINANCIER PNF CONCERNING CONDUCT RELATED TO THE FCPA VIOLATIONS AND II MONETARY PENALTY FOR THE LIBOR VIOLATIONS IN THE AMOUNT OF 275000000. THE DOJ PAYMENTS WERE WIRED ON JUNE 15 2018.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All	entries per page	Search:

◀ Back to Summary



ORS
Dashboard

Search for an NFA ID | Apply for Registration | View/Update Registration
Withdraw Registration | Security | Report Center | Accounting | Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

- ❓ Court Type:
- ❓ Date Filed:

COURT INFORMATION

- ❓ Name of Court:
- ❓ City or County:
- ❓ State:
- ❓ Country:

CASE INFORMATION

- ❓ Case Number:
- ❓ Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

All	entries per page

Search:

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

C) ALLEGATION AND CHARGES

TWO FELONY COUNTS OF CONSPIRACY TO COMMIT OFFENSES AGAINST THE UNITES STATES IN VIOLATION OF TITLE 18 UNITED STATES CODE, SECTION 37.

I FIRST COUNT, TO VIOLATE THE ANTI-BRIBERY PROVISIONS OF THE FOREIGN CORRUPT PRACTICES ACT OF 1977 AS AMENDED, TITLE 15 U.S. CODE SECTIONS 78DD2 AND 78DD3.

II SECOND COUNT TO DELIVER OR CAUSE TO BE DELIVERED FALSE MISLEADING OR KNOWINGLY INACCURATE REPORTS CONCERNING MARKET INFORMATION THAT TEND TO AFFECT THE PRICE OF A COMMODITY IN INTERSTATE COMMERCE, IN VIOLATION OF TITLE 7 UNITED STATES CODE SECTION 13A2.

D CLASSIFICATION OF THE CHARGES

FELONY CHARGE.

E PLEA AND SENTENCING INFORMATION

BOTH COUNTS ARE SUBJECT TO A DEFERRED PROSECUTION AGREEMENT BETWEEN SG AND THE DOJ THE PROVISIONS OF WHICH ARE DISCUSSED IN MORE DETAIL BELOW.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All   entries per page   Search:

< Back to Summary



Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☐ C

Criminal Case Information

COURT TYPE AND FILING DATE

Court Type:

Date Filed:

COURT INFORMATION

Name of Court:

City or County: State: Country:

CASE INFORMATION

Case Number: Case Status:

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

All entries per page

Search:

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

A WHEN AND WHERE THE EVENT OCCURRED, PARTIES INVOLVED AND CIRCUMSTANCES
ON JUNE 4, 2018 SOCIETE GENERALE SG ENTERED INTO A DEFERRED PROSECUTION AGREEMENT DPA WITH THE CRIMINAL DIVISION OF THE UNITED STATES DEPARTMENT OF JUSTICE AND THE UNITED STATES ATTORNEYS OFFICE FOR THE EASTERN DISTRICT OF NEW YORK TOGETHER THE DOJ IN WHICH SG ACCEPTED RESPONSIBILITY FOR CONSPIRACY TO COMMIT OFFENSES AGAINST THE UNITED STATES IN VIOLATION OF TITLE 18, UNITED STATES CODE SECTION 371 AS DESCRIBED IN THE DPA'S STATEMENT OF FACTS
1 THE FIRST COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SOCIETE GENERALE WHO, BY AT LEAST 2006, KNEW THAT AN INTERMEDIARY USED FOR CERTAIN TRANSACTIONS WITH LIBYAN STATE-OWNED AND CONTROLLED INSTITUTIONS PAID BRIBES AND PROVIDED OTHER IMPROPER FINANCIAL BENEFITS TO LIBYAN GOVERNMENT OFFICIAL IN ORDER TO SECURE FINANCIAL INVESTMENTS FOR SG AND AGREED TO CONTINUE TO USE THE INTERMEDIARY DESPITE THAT KNOWLEDGE THE FCPA VIOLATIONS.

2 THE SECOND COUNT RELATED TO THE CONDUCT OF CERTAIN EMPLOYEES OF SG WHO I BETWEEN MAY 2010 AND AT LEAST OCTOBER 2011, PROMULGATED FALSE AND MISLEADING U.S. DOLLAR USD LIBOR SUBMISSIONS AND IN 2006 PROMULGATED FALSE AND MISLEADING JAPAN YEN JPY LIBOR SUBMISSIONS BOTH IN VIOLATION OF TITLE 7 UNITED STATES CODE, SECTION 13A2 TOGETHER, THE LIBOR VIOLATIONS.

B CASE AND COURT JURISDICTION
STATES DISTRICT COURT EASTERN DISTRICT OF NEW YORK CASE NO 18 CR 253

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

Back to Summary



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



ORS
Dashboard

Search for an NFA ID   Apply for Registration

View/Update Registration   Withdraw Registration

Security   Report Center   Accounting   Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID   0244282   🔍   SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (4 DMPs)

100   entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	14717	06/10/2024	U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK NA	FINAL	11/2018	12/19/2018	
E	17857	10/25/2021	AUTORITE DES MARCHES FINANCIERS (AMF) TRA-2017-09	FINAL	4/2017		

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	17855	10/25/2021	AUTORITE DES MARCHES FINANCIERS (AMF) SAN-2016-01	FINAL	1/2016		
	14720	12/18/2012	SEE ADDENDUM				

 **Archived Regulatory Disclosure Matter Summary** ∧

There are currently no archived DMPs.



NFA

ORS
Dashboard

Search for an NFA ID | Apply for Registration | View/Update Registration
Withdraw Registration | Security | Report Center | Accounting | Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: STATE AGENCY Name of Regulatory Body: U.S. ATORNEY'S OFFICE OF THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

❓ Case Number: NA   ❓ Case Status: FINAL

❓ Date Resolved:NOVEMBER 2018

❓ Were any of the following sanctions imposed?:   Other: SETTLEMENT

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In November 2018, Société Générale entered into agreements with certain U.S. law enforcement and regulatory agencies (the "U.S. Agencies") to resolve the U.S. Agencies' investigations regarding the Bank's historical compliance with U.S. economic sanctions laws and regulations (the "November 2018 Settlements"). The U.S. Agencies comprise the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Attorney's Office of the Southern District of New York ("SDNY"), the New York County District Attorney's Office ("DANY"), the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York (together, the "Federal Reserve"), and the New York State Department of Financial Services ("NYDFS"). Under the terms of the November 2018 Agreements, SG agreed to pay penalties totaling approximately $1.34 billion (€1.2 billion) to the U.S. Agencies.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

Description	Uploaded File
DPA DESCRIPTION	upload.pdf

Back to Summary



NFA

ORS
Dashboard

Search for an NFA ID | Apply for Registration | View/Update Registration
Withdraw Registration | Security | Report Center | Accounting | Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: TRA-2017-09 Case Status: FINAL

Date Resolved:APRIL 2017

Were any of the following sanctions imposed?: Other: CEASE AND DESIST AND CIVIL MONETARY PAYMENT

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, TRA-2017-09 (April 5 2017): SOCIETE GENERALE entered into a settlement agreement with the The French Autorité des Marchés Financiers ("AMF") following a March 2015 audit related to SG's independent research and financial analysis activities dated March 2015. The AMF alleged, with respect to a limited number of samples tested, that SG:
(i) Failed to include, certain required information in its research notes or that the latter contained erroneous statements, non-factual statements and were not systematically reviewed by Compliance in violation of AMF articles 313-27, 315-1, 315-3, 315-5, 315-6 and 315-7
(ii) Failed to implement a supervision framework, procedure and controls to mitigate non-compliance risks with the AMF regulation on the topic in violation of AMF articles 313-1, 313-2 and 313-3
(iii) Failed to adequately manage confidential information in the context of its investment research activity in violation of AMF articles 313-2 and 315-16.
A. Who was involved: AMF Commission
B. When it occurred: March 20, 2015
C. What the allegations were: See above
D. Final determination, if any: monetary payment of 450.000 euros
E. Date of the determination: April 5, 2017
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

Description	Uploaded File
TRA-2017-09 - ACCORD DE COMPOSITION ADMINISTRATIVE CONCLU LE 5 AVRIL 2017 AVEC LA SOCIETE GENERALE	TRA201709 Accord de composition administrative conclu le 5 avril 2017 avec la Societe Generale.pdf

< Back to Summary



Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☑ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by: NON-U.S. REGULATOR Name of Regulatory Body: AUTORITE DES MARCHES FINANCIERS (AMF)

CASE INFORMATION

Case Number: SAN-2016-01 Case Status: FINAL

Date Resolved:JANUARY 2016

Were any of the following sanctions imposed?: Other: CEASE AND DESIST AND CIVIL MONETARY PENALTY

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

In the Matter of SG SA, SAN-2016-01 (January 11, 2016): The French Autorité des Marchés Financiers ("AMF") Sanction Commission alleged that, from January 1, 2008 through June 30, 2010, SG
(i) failed to, directly or through its external provider, report to the AMF or other European regulators at least 61 million transactions and misreported to the AMF and others European regulators a number of transactions details, in violation of the French monetary code (articles L. 533-9 and

L. 621-7-1) as well as AMF regulations and

(ii) failed to implement an adequate supervision framework for its delegated reporting in violation of the French monetary code (L. 533-10 and L. 313-1 to 313-3) and AMF regulations. The AMF Commission on Sanction ordered, in a decision issued on January 11, 2016, SG to pay a monetary fine of 2,000,000 euros for a breach of its transaction reporting obligations to the regulators under the MIF regulation as transposed in French law. The decision is published on the AMF website.

A. Who was involved: AMF Sanction Commission
B. When it occurred: 1st November 2007 through 30 June 2010
C. What the allegations were: under-reporting of transactions, misreporting of transaction details and lack of supervision of third-party provider for delegated reporting.
D. Final determination, if any: monetary penalty of 2 million euros.
E. Date of the determination: January 11, 2016
F. Summary of the circumstances: See above, this disclose item relates to Question E on the Form 7-R

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page

Search:

Description	Uploaded File
SAN-2016-01-DECISION-DE-LA-COMMISSION-DES-SANCTIONS-DU-11-JANVIER-2016	san201601decisiondelacommissiondessanctionsdu11janvier2016.pdf

❮ Back to Summary



ORS
Dashboard

Search for an NFA ID Apply for Registration View/Update Registration
Withdraw Registration Security Report Center Accounting Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:　　　　　Name of Regulatory Body:

CASE INFORMATION

❓ Case Number:

❓ Were any of the following sanctions imposed?:

❓ Case Status:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE INFORMATION RESPONSIVE TO QUESTIONS D, E AND G ("DISCIPLINARY INFORMATION - REGULATORY DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED), IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANTS ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTIONS D, E AND G, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All entries per page
Search:
Back to Summary



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



ORS
Dashboard

Search for an NFA ID   Apply for Registration

View/Update Registration   Withdraw Registration

Security   Report Center   Accounting   Help

Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFA ID   0244282      SOCIETE GENERALE S A

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

100   entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	14721	12/18/2012	SEE ADDENDUM				

 **Archived Financial Disclosure Matter Summary**   ︿

There are currently no archived DMPs.



ORS
Dashboard

Search for an NFA ID | Apply for Registration | View/Update Registration
Withdraw Registration | Security | Report Center | Accounting | Help
Swaps Proficiency Requirements

NFA Website | Feedback | Contact Us | Log Out

Online Registration System

Disciplinary Information - Firm Financial Disclosure Matter Page

NFA ID 0244282 - SOCIETE GENERALE S A

Please file a separate Disclosure Matter Page (DMP) for each action.

Back to Summary | Amend

Disclosure Question

Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question you are disclosing the financial matter under: Show Question

☐ J

Case Information

BANKRUPTCY CASE INFORMATION

❓ United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

❓ Case Number:

ADVERSARY CASE INFORMATION

❓ Court where the adversary action was filed:

❓ Court Location:

❓ Case Number of Adversary Action:

❓ Adversary Action Status:

Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

THE INFORMATION RESPONSIVE TO QUESTION J ("DISCIPLINARY INFORMATION -FINANCIAL DISCLOSURES") ON PAGE 20 OF SG'S FORM 7-R HAS BEEN SUBMITTED BY THE APPLICANT IN A SEPARATE ADDENDUM, WHICH HAS BEEN SENT VIA E-MAIL TO NFA.FUTURES.ORG. DUE TO THE APPLICANT'S LENGTHY EXISTENCE (IN ITS ORIGINAL FORM, THE APPLICANT WAS FORMED IN 1864), THE APPLICANT HAS NOT PROVIDED RESPONSES TO ANY QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, WITH RESPECT TO EVENTS OCCURRING PRIOR TO 2007 (OTHER THAN AS OTHERWISE INDICATED). IN ADDITION, DUE TO THE APPLICANT'S GLOBAL SCOPE AND LARGE SIZE, THE APPLICANT HAS ASSUMED A MATERIALITY THRESHOLD FOR PROVIDING ANSWERS TO THIS INCLUDING QUESTION J OF $30 MILLION. THE APPLICANT ALSO HAS ONLY DISCLOSED MATTERS THAT HAVE PREVIOUSLY BEEN DISCLOSED PUBLICLY BY (OR ABOUT) THE APPLICANT EITHER IN ITS 2012 REGISTRATION DOCUMENT ("DOCUMENT DE RÉFÉRENCE," FILED WITH THE AUTORITÉ DES MARCHÉS FINANCIERS ("AMF") ON MARCH 2, 2012), SINCE THE DATE OF SUCH FILING OR OTHERWISE. MOREOVER, APPLICANT'S ANSWERS TO QUESTIONS IN THIS APPLICATION, INCLUDING QUESTION J, ONLY RELATE TO ACTIVITIES THAT OCCURRED IN SOCIETE GENERALE ITSELF AND NOT IN ITS SUBSIDIARIES OR AFFILIATES.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

All

entries per page

Search:

Back to Summary



Registration Contact Information

First Name	JOHN
Last Name	NICHOLAS
Title	COMPLIANCE OFFICER
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	+12122787720
Email	JOHN.NICHOLAS@SGCIB.COM



Enforcement/Compliance Communication Contact Information

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

First Name	JOHN
Last Name	DRISCOLL
Title	DIRECTOR OF LITIGATION
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-278-5491
Email	JOHN.DRISCOLL@SGCIB.COM

First Name	JOHN
Last Name	NICHOLAS
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	2122787720
Email	JOHN.NICHOLAS@SGCIB.COM



Membership Information

Viewed on November 08, 2024

NFA ID 0244282 SOCIETE GENERALE S A

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	JOHN
Last Name	NICHOLAS
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	2122787720
Email	JOHN.NICHOLAS@SGCIB.COM

Accounting Contact

First Name	GUILLAUME
Last Name	DEPAUW
Street Address 1	17 COURS VALMY
City	PARIS
Zip/Postal Code	92897
Country	FRANCE
Phone	+33 1 58 98 22 92
Email	GUILLAUME.DEPAUW@SGCIB.COM

Arbitration Contact

First Name	JOHN
Last Name	DRISCOLL
Title	DIRECTOR OF LITIGATION
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	212-278-5491
Email	JOHN.DRISCOLL@SGCIB.COM

Compliance Contact

First Name	JOHN
Last Name	NICHOLAS
Title	SENIOR COMPLIANCE OFFICER
Street Address 1	245 PARK AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10167
Country	UNITED STATES
Phone	2122787720
Email	JOHN.NICHOLAS@SGCIB.COM

Chief Compliance Officer Contact

First Name	GREGOIRE
Last Name	SIMON BARBOUX
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	17 COURS VALMY
City	PARIS
Zip/Postal Code	92987
Country	FRANCE
Phone	+33 1 42 13 12 22
Email	GREGOIRE.SIMON-BARBOUX@SOCGEN.COM



Online Registration System

NFA Home | BASIC | Log off user stefanoval

 Return to Dashboard

Apply for Registration | **Update/Withdraw Registration Information** | **Report Center**

Search for an NFA ID | View Registration Information | **Security**

Payment Request/Accounting Information | **ORS News** | **Help**

Search
- For an Individual
- For a Firm, Holding Company or Sole Proprietor
- For a Pool
- By Social Security Number

Disciplinary Information
- Disclosure Information
- List of Disciplinary Information Disclosure Questions

Firm Profile
- Branch Office Manager List
- Swap Associated Person List
- Employee List (by office)
- Guarantee Agreement Information
- Exempt Foreign Firm Information
- Part 4 Exemptions

Internal Processing
- View Registration Information
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

Hardcopies
- Filing History

Branch Office Manager List

NFA ID   [0244282] [Enter] SOCIETE GENERALE S A

No information available.